BARRY J. MILLER
Attorney at Law
38275 Remington Park
Farmington Hills, MI 48331
Tel.: 248 232-8039
Fax: 248 479-5395
E-mail: bjmiller@panalaw.net

VIA ELECTRONIC EDGAR FILING

October 25, 2011

Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eyes on the Go, Inc.
Registration Statement on Form S-1
Filed September 14, 2011
File No. 333-176820

Dear Mr. Spirgel:

I have electronically filed on behalf of Eyes on the Go, Inc. (the “Registrant”) Amendment No. 1 to the referenced Registration Statement on Form S-1. This amendment is tagged to indicate the changes made from the prior filing. Below are responses to your comments set forth in your letter dated October 7, 2011 addressed to Mr. Christopher Carey, the President of the Registrant, which are numbered in the same manner as your comments.

General

1.             Please tell us whether Avenue Exchange Corp. offered and sold any securities pursuant to the Form 1-A filed with the Commission on August 24, 2010. If it did please tell us, with a view to disclosure, your assessment of whether the company is subject to any risks associated with the conduct of such sales when the Form 1-A was not qualified. See Rule 251 of the Securities Act of 1933.

Response: No securities were sold pursuant to the Form 1-A.

Overview, page 3

2.             We note your statement that you provide services through your website and “internal communications.” Please expand your disclosure to explain the nature of the “internal communications” you use.

Response: The statement made was unclear in that it did not disclose that the “internal communications” referred to are those of the customer, rather than those of the Registrant. The disclosure has been amended to indicate that they are those of the customer.

3.             In order to provide balance to your disclosure and clearly identify the status of your existing business, please revise this section to disclose the fact that you currently only have three customers.

Response: The Registrant has responded to this comment by making the suggested revision. See “Overview” on page 3.

The Merger, page 5

4.             We note that you issued 360,600,000 shares of common stock to the holders of the common stock of EOTG. Tell us what you received from EOTG in exchange for those shares.

Response: Owing to the structure of the merger in which these shares were issued, the Registrant received nothing from EOTG. Rather, the Registrant acquired all of the shares of common stock of EOTG from the holders thereof, with the result that EOTG became the wholly owned subsidiary of the Registrant and the Registrant became the indirect owner of EOTG’s assets.

Risk Factors, page 7

5.             Please expand your risk factors on page seven or include a new risk factor addressing the fact that you will not receive any proceeds from the sales of shares by selling stockholders pursuant to this offering.

Response: The Registrant has responded to this comment by adding a new risk factor on page 12.

6.             Please include a risk factor addressing the risk that your customer contracts will not have any minimum contract period, as noted on page 25.

Response: The Registrant has responded to this comment by adding a new risk factor on page 8.

7.             Please include a risk factor addressing any risks you may be subject to with respect to possible privacy claims arising from the use of your monitoring services as well as the retention and use of images and data from such monitoring.

Response: The Registrant has responded to this comment by adding a new risk factor on page 13.

8.             Please include a risk factor regarding the uncertainty of whether the Sysco sales force and iCare will be able to produce leads and market your services, as referenced on page 26.

Response: The Registrant has responded to this comment by adding language to the risk factor entitled “We depend on independent contractors for products and services without which we cannot operate” on page 9 and by revising its disclosure under the caption “Marketing and Sales” in light of this comment. See page 25.

9.             We note that your officers are not devoting all of their time to your company and that they are engaged in other employment. Please include a risk factor addressing the fact that they will not devote all of their time to your business. Your disclosure should also address any potential conflicts of interest their outside interests they may have between their work with the company and their work with Carey Advisors.

Response: The Registrant has responded to this comment by adding a new risk factor on page 12. This new risk factor does not discuss conflicts of interest, since none of the officers has any. The Registrant has also revised its disclosure under the caption “Related Party Transactions–Agreement with Carey Advisors” in light of this comment to indicate the amounts of time that these officers currently devote to the Registrant’s business. See page 37.

“Key components of our business strategy...” page 8

10.           Please revise your disclosure to indicate the date in which the Xanboo contract expires and address the circumstances in which Xanboo may terminate such contract prior to the expiration date. For example, address your obligation to purchase a minimum of 100 gateways a quarter after the first 12 months of signing the agreement (as noted in Section 8.2 of the agreement).

Response: The Registrant has responded to this comment by adding language to this risk factor. See page 8.

“Our senior management’s limited experience managing a publicly traded company may divert its attention and harm our business,” page 12

11.           Please clarify whether your senior management has any experience managing a publicly traded company.

Response: Christopher Carey, the Registrant’s president, has served as chief executive officer of two public companies. Accordingly, the Registrant has eliminated this risk factor and has revised the biographical information about Mr. Carey that appears on page 36.

“If we were an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward looking statements would not apply to us,” page 15

12.           Please revise your risk factor to reference your current status as an issuer of penny stock.

Response: The Registrant has responded to this comment by revising this risk factor. See page 15.

Selling Stockholders, page 18

13.           With respect to each selling stockholder, please disclose the nature of any position, office, or other material relationship such individual has had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation SK.

Response: The Registrant has responded to this comment by revising the disclosure on page 18.

Marketing and Sales, page 24

14.           Please explain how you plan to market your services to 186,000 full service restaurants and 489,000 accommodation and food service facilities, among other potential customers, as discussed on page 25. Disclose how you have identified these potential clients and address how you will market to these customers. We note that you currently only have six employees and you have limited funds for outside sales representatives.

Response: The Registrant has responded to this comment by revising the disclosure on page 25.

15.           We note your statement on page 25 that you plan to increase the size of your sales and marketing staff from two persons to more than 100 during the next 24 to 36 months. Please clarify how you will fund such expansion.

Response: The Registrant has responded to this comment by revising the disclosure on page 25.

iCare Agreement, page 26

16.           We note your disclosure that you expected to promote your services at an event in New York in the first quarter of 2011. Please update your prospectus to indicate whether this occurred.

Response: “2011” was a typographical error and should have been “2012.” The Registrant has revised accordingly.

17.           Expand your disclosure to identify the preferential terms you are obligated to offer Sysco Customers. Revise your Management’s Discussion and Analysis to address the impact such terms may have on your future revenue.

Response: The Registrant has responded to this comment by revising the disclosure on page 26.

Competition, page 28

18.           Please expand your disclosure to address the basis for your belief that your design, implementation, monitoring, customization and maintenance services will distinguish you from your competition.

Response: The Registrant has responded to this comment by revising the disclosure on page 28.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 30

19.           Please expand your disclosure to explain why you do not expect to generate revenues from your pilot location (as noted on page 31).

Response: The Registrant has responded to this comment by revising the disclosure on page 31.

20.           We note that you are obligated to make a $65,000 payment to iCare in November 2011. Please expand your disclosure to specifically address whether management anticipates being able to make this payment on a timely basis.

Response: The Registrant has responded to this comment by revising the disclosure on page 32.

21.           Expand your disclosure to address the outstanding principal amount of $185,227 due to Mr. Astrom as of May 1, 2012 and provide management’s expectation of whether you will be able to make this payment on a timely basis.

Response: The Registrant has responded to this comment by revising the disclosure on page 32.

Liquidity and Capital Resources, page 32

22.           Revise your disclosure to quantify the funds you will need to continue your operations for the next 12 months. Clearly disclose that the current liquidity of the company presents a material risk to investment because you do not currently have sufficient funds to pay your contractual obligation to iCare or your note payable to Mr. Astrom. Make clear, if true, that you have received no commitments for additional financing from potential investors or banks.

Response: The Registrant has responded to this comment by revising the disclosure on page 32.

Market Price, Dividends and related Stockholder matters, page 35

23.           Please revise the disclosure to adjust all amounts for the reverse split during the quarter.

Response: Such revision would result in adjustments in which some share prices would be divided by 500 and others by 10,000 (given the cumulative effect of the two reverse splits). This would result in infinitesimal share prices (expressed in millionths of a cent in at least one case), which might be confusing, since shares prices for penny stocks are normally not expressed in less than ten-thousandths of a cent. I expressed these concerns telephonically to Ms. Ivette Leon, Assistant Chief Accountant and suggested that, rather than adjusting prices, it might be better in these circumstances to revise the notes to indicate the magnitude of each reverse split. In response, Ms. Leon told me that while she could not assure me that this revision would be acceptable, the registration statement might be submitted with this revision for the Commission’s review. The Registrant has revised these notes accordingly. See revised footnote to the table on page 35.

Directors, Executive Officers, Promoters and Control Persons, page 36

24.           We note that Mr. Carey and Ms. Carey both continue to work at Chris Carey Advisors. Please revise your disclosure to indicate the amount of time they are each devoting to the company.

Response: The Registrant has responded to this comment by revising the disclosure on page 37.

25.           Briefly describe Ms. Carey’s business experience during the last five years including the name and principal business of any corporation or other organization where such business was carried on. See Item 401(e) of Regulation S-K.

Response: The Registrant has responded to this comment by revising the disclosure on page 36.

26.           For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the company’s business and structure. See Item 401(e) of Regulation S-K.

Response: The Registrant has responded to this comment by revising the disclosure for each director on page 37.

Related Party Transactions, page 37

27.           Please explain why Mr. Carey, Ms. Carey and Mr. Kesy are compensated for their services to the company through Carey Advisors in lieu of being paid directly by the company.

Response: The Registrant has responded to this comment by revising the disclosure on page 37.

28.           Identify the stockholder to whom $205,534 was due as of June 30, 2011 as noted in Note 3 to your financial statements on page 54.

Response: $199,534 is owed to Carey Advisors under the agreement between it and the Registrant, which agreement is described on page 37 of the registration statement. The balance of $6,000 is owed to an attorney for legal services. An appropriate addition has been made to Note 3 on page 55.

Financial Statements for the period ended June 30, 2011

29.           In view of the significant transactions that occurred during the six months period ended June 30, 2011, please revise to include a statement of changes in stockholders equity for the period from December 31, 2010 to June 30, 2011.

Response: The Registrant has responded to this comment by adding the requested statement on page 51.

Note 1 – Summary of Significant Accounting Policies, page 52

30.           We note that you recorded prepaid expenses of $28,750 as of June 30, 2011. Please expand the notes to the financial statements to describe the nature of the prepaid expenses (i.e. integration fees) and disclose your accounting policy for the amortization of the integration fee. Please also expand the disclosure in Note 6 on page 55 to explain how you are accounting for the remaining $65,000 obligation to iCare for integration fees. Tell us why you did not record an intangible asset of $100,000 for the integration fees with a liability of the unpaid balance of $65,000 as of April 1, 2011, the date of the iCare agreement.

The Registrant has responded to this comment by adding a caption entitled “Prepaid expenses” and appropriate disclosure to the Summary Significant of Accounting Policies on page 54 and by adding disclosure as to the accounting for the integration fees in the Note 6 on page 56.

Note 3 – Related Party Transactions, page 54

31.           Refer to pages six, 38 and 39. We note that a note payable in the principal amount of $473,933.65 was initially issued in conjunction with the surrender of the Series A Preferred stock by Mr. Astrom and that the principal amount was later reduced to $185,227.00 including the effect of a payment of $97,943. Please expand the disclosure to clarify how you accounted for the initial issuance of the note and the subsequent reduction in principal.

Response: We have responded to this comment by adding to the disclosure on pages 38-39 and by revising Note 3 to the Notes to Financial Statements for the 6 months ended June 30, 2011, on page 55. As an accounting matter, the original note, in the principal amount of $473,933.65, was a liability of Avenue Exchange Corp. prior to the consummation of merger This reduction was accounted for as an equity transaction when recording the reverse merger.. The revised disclosure describes the circumstances under which the principal amount was reduced to $283,170 and the making of a payment of $97,343

Financial Statements for the year ended December 31, 2010

32.           Retroactively restate the equity section of the balance sheet and the statement of stockholders’ equity to reflect the legal structure of “Avenue Exchange Corp.” or “Eyes on the Go, Inc.,” the issuer or legal acquirer. Carry forward the deficit of EOTG (the accounting acquirer) after the acquisition. Further retroactively restate earnings per share for periods prior to the merger to reflect the number of equivalent shares issued by the legal acquirer.

Response: We have responded to this comment by making appropriate revisions throughout the financial statements and the notes thereto.

Report of Independent Registered Accounting firm, page 57

33.           Please revise to include the name of the accounting firm pursuant to Rule 8-01(a) of Article 8 of Regulation S-X.

Response: The Registrant has responded to this comment by making the suggested revision. See page 58.

While the Registrant does not intend to request acceleration of the effectiveness of the registration statement until it is certain that the Commission is satisfied with its responses to the comments of the Staff, I acknowledge the following on the Registrant’s behalf.

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ BARRY J. MILLER

Barry J. Miller